UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 9)

CROWN MEDIA HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

228411 10 4

(CUSIP Number)

Brian Gardner, Esq.

Executive Vice President and General Counsel

Hallmark Cards, Incorporated

Department 339

2501 McGee

Kansas City, Missouri 64108

(816) 274-5583

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Hallmark Cards, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only ☐

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Missouri

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 83,885,502 shares of Class A common stock (2)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 83,885,502 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,256,758 shares of Class A common stock (2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 84.2% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See note 3.
(2)

Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock. Includes 68,431 shares of Class A Common Stock owned by H C Crown Corp.

(3)

Assuming conversion of the shares of Class B Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common Stock outstanding on February 27, 2009. Includes 4,371,256 shares of Class A Common Stock, which are severally beneficially owned by VISN Management Corp. and JP Morgan Partners (BHCA), L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 4,371,256 shares of Class A Common Stock is disclaimed.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). H.A., Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only ☐

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 83,885,502 shares of Class A common stock (2)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 83,885,502 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,256,758 shares of Class A common stock (2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 84.2% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See note 3.
(2)

Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock. Includes 68,431 shares of Class A Common Stock owned by H C Crown Corp.

(3)

Assuming conversion of the shares of Class B Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common Stock outstanding on February 27, 2009. Includes 4,371,256 shares of Class A Common Stock, which are severally beneficially owned by VISN Management Corp. and JP Morgan Partners (BHCA), L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 4,371,256 shares of Class A Common Stock is disclaimed.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). H C Crown Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only ☐

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 83,885,502 shares of Class A common stock (2)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 83,885,502 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,256,758 shares of Class A common stock (2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 84.2% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See note 3.
(2)

Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock. Includes 68,431 shares of Class A Common Stock owned by H C Crown Corp.

(3)

Assuming conversion of the shares of Class B Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common Stock outstanding on February 27, 2009. Includes 4,371,256 shares of Class A Common Stock, which are severally beneficially owned by VISN Management Corp. and JP Morgan Partners (BHCA), L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 4,371,256 shares of Class A Common Stock is disclaimed.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Hallmark Entertainment Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only ☐

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 83,885,502 shares of Class A common stock (2)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 83,885,502 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,256,758 shares of Class A common stock (2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 84.2% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See note 3.
(2)

Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock. Includes 68,431 shares of Class A Common Stock owned by H C Crown Corp.

(3)

Assuming conversion of the shares of Class B Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common Stock outstanding on February 27, 2009. Includes 4,371,256 shares of Class A Common Stock, which are severally beneficially owned by VISN Management Corp. and JP Morgan Partners (BHCA), L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 4,371,256 shares of Class A Common Stock is disclaimed.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Hallmark Entertainment Investments Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only ☐

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 83,885,502 shares of Class A common stock (2)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 83,885,502 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,256,758 shares of Class A common stock (2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 84.2% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See note 3.
(2)

Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock. Includes 68,431 shares of Class A Common Stock owned by H C Crown Corp.

(3)

Assuming conversion of the shares of Class B Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common Stock outstanding on February 27, 2009. Includes 4,371,256 shares of Class A Common Stock, which are severally beneficially owned by VISN Management Corp. and JP Morgan Partners (BHCA), L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 4,371,256 shares of Class A Common Stock is disclaimed.

This Schedule 13D/A Amendment No.9 amends and supplements the Schedule 13D filed previously by Hallmark Cards, Incorporated, Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments Co., jointly with respect to the securities of Crown Media Holdings, Inc. (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

(a) - (c) and (f): This Schedule 13D/A is being filed by Hallmark Cards, Incorporated (“Hallmark Cards”), a Missouri corporation, H.A., Inc., a Delaware corporation and a wholly-owned subsidiary of Hallmark Cards, H C Crown Corp. (“HCC”), a Delaware corporation and a wholly-owned subsidiary of H.A., Inc., Hallmark Entertainment Holdings, Inc. (“Hallmark Entertainment Holdings”), a Delaware corporation and a wholly owned subsidiary of HCC., and Hallmark Entertainment Investments Co. (“HEIC”), a Delaware corporation and a majority-owned subsidiary of Hallmark Entertainment Holdings (Hallmark Cards, H.A., Inc., HCC, Hallmark Entertainment Holdings, and HEIC, together, the “Reporting Persons”). Hallmark Cards, Hallmark Entertainment Holdings, and HEIC each has its principal executive office at 2501 McGee, Kansas City, Missouri 64108. H.A., Inc. and HCC each has its principal executive office at 103 Foulk Road, Suite 214, Wilmington, Delaware 19803. Hallmark Cards’ principal business is the manufacture and distribution of personal expression products. H.A., Inc.’s principal business is holding shares of HCC and debt securities and other investments in other entities. HCC’s principal business is holding shares of Hallmark Entertainment Holdings and debt obligations of the Issuer and debt securities and other investments in other entities. Hallmark Entertainment Holdings’ principal business is as a holding company of HEIC. HEIC’s principal business is holding shares of Common Stock and evaluating media investment opportunities in which Crown does not have an interest. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons is set forth in Schedule I hereto and is incorporated herein by reference.

(d) and (e): During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D, as it has been amended from time to time, is hereby further amended as follows:

Hallmark Debt

As of the date of this Amendment, the Issuer’s outstanding indebtedness and accounts payable (the “Hallmark Debt”) to HCC and its affiliates is in excess of $1.05 billion. HCC is a wholly owned subsidiary of Hallmark.

The Hallmark Debt is subject to that certain Waiver and Standby Purchase Agreement (as amended) that provides, among other things, that during the Waiver Period (which is scheduled to expire on May 1, 2010), HCC will not accelerate the maturity of the Hallmark Debt, initiate proceedings for the collection of the Hallmark Debt, foreclose on the collateral security for the Hallmark Debt, or commence or participate in certain bankruptcy proceedings with respect to Issuer. HCC will not further extend the expiration of the Waiver Period.

Proposed Recapitalization

On May 28, 2009, HCC delivered a proposal to the Issuer, with respect to a recapitalization of the Hallmark Debt (the “Proposed Recapitalization”). A copy of the proposal (the “Proposal Letter”) has been filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Pursuant to the Proposed Recapitalization, among other things:

(a)          Approximately $500 million principal amount of the Hallmark Debt would be restructured into new debt instruments on terms described in the Proposal Letter or as may be negotiated with the Issuer (the “New Debt”).

(b)         The balance of the Hallmark Debt would be converted into convertible preferred stock on terms described in the Proposal Letter or as may be negotiated with the Issuer (the “Preferred Stock”). The terms of the Preferred Stock as described in the Proposal Letter would include the following:

•                  The aggregate liquidation preference of the Preferred Stock would be in an amount equal to the amount of the converted Hallmark Debt.

•                  Each share of the Preferred Stock would be convertible at any time at the option of the holder at a rate equal to the liquidation preference with respect to such share divided by the conversion price per share, which would initially be set at $1.00 per share (the “Conversion Price”). The Conversion Price would be subject to adjustments for stock splits and for stock issued at less than the then current Conversion Price.

•                  The Preferred Stock would not be entitled to preferential dividends but would participate in any dividends on the Common Stock on an “as if converted” basis.

•                  The Issuer would have an option to redeem the Preferred Stock at any time, upon 30-days’ written notice, at a price equal to the liquidation preference.

•                  Holders of the Preferred Stock would vote together with holders of the Issuer’s Class A Common Stock on an “as if converted” basis.

As part of the Proposed Recapitalization, the Issuer’s certificate of incorporation would be amended to authorize additional shares of Preferred Stock and Common Stock in amounts sufficient for the proposed conversion of Hallmark Debt into Preferred Stock and the conversion of such Preferred Stock into Common Stock.

(c)          The existing Federal Income Tax Sharing Agreement (as amended, the “Tax Sharing Agreement”), dated as of March 11, 2003, by and between Hallmark Cards and the Issuer, would be amended to among other things permit the Issuer to deduct both cash-pay and PIK interest due to Hallmark Cards in calculating tax-sharing payments on a prospective basis.

(d)         Hallmark Entertainment Holdings and HEIC would be merged into the Issuer, with the shareholders in Hallmark Entertainment Holdings and HEIC receiving Common Stock of the Issuer in accordance with their indirect ownership of the Issuer immediately prior to such mergers.

There can be no assurance as to whether the Proposed Recapitalization will be agreed to by the Issuer or when, if ever, a recapitalization of the Issuer will be consummated, and if consummated whether the terms will be the same or different than those set forth in the Proposal Letter. Although the Reporting Persons have disclosed the intention to enter into the Proposed Recapitalization, the Reporting Persons do not intend to amend this Schedule 13D to reflect any changes in the terms of the Proposed Recapitalization, including the terms of the New Debt or the Preferred Stock, prior to such time, if ever, as definitive documents with respect to the Proposed Recapitalization are executed.

HCC has reserved all of its rights in the event the proposed recapitalization of the Issuer is not consummated. In such event, upon expiration of the Waiver Period, HCC may seek to collect the Hallmark Debt, and if such Hallmark Debt is not paid, to exercise rights and remedies available to them pursuant to the contracts underlying the Hallmark Debt and applicable law. Such exercise of rights and remedies may include the commencement of proceedings under title 11 of the United States Code (the U.S. Bankruptcy Code), the foreclosure upon collateral for the Hallmark Debt, the commencement of other collection proceedings against the Issuer, or the proposal of the merger or sale of the Issuer or all or substantially all of its assets. Such actions may have one or more of the effects described in the Instructions to Item 4 of Schedule 13D.

General

Whether or not the Proposed Recapitalization is consummated, the Reporting Persons may from time to time engage in discussions with (1) potential sources of financing for the Issuer, (2) potential strategic partners and (3) potential acquirers of the Issuer.

In addition, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and any proposals received from third parties with respect to the Issuer. The Reporting Persons may discuss such matters with management or directors of the Issuer, existing or potential strategic partners, persons who express an interest in acquiring all or a portion of the Issuer’s equity interests or in engaging in a strategic transaction with the Reporting Persons regarding the Issuer, sources of credit and other investors. In evaluating their investments in the Issuer, the Reporting Persons will also consider alternative investment opportunities available to them, the Reporting Persons’ liquidity requirements and other investment considerations.

The factors described in the first and last sentences of the preceding paragraph and/or the discussions described in the preceding two paragraphs may materially affect, and result in, the Reporting Persons’: (1) modifying or disposing of all or a portion of their debt and equity investment in the Issuer, (2) exchanging information with others regarding the Issuer pursuant to appropriate confidentiality or similar agreements, (3) proposing changes in the Issuer’s operations, governance or capitalization, including but not limited to the recapitalization of the Issuer’s indebtedness due to the Reporting Persons and their affiliates, or (4) proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons do not currently intend to engage in or propose a “going private” transaction.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or dispose of all or a portion of their investment in the Issuer in privately negotiated transactions or in the open market. The Reporting Persons are entitled to designate members of the Issuer’s board of directors, and the Reporting Persons may from time to time replace certain of such designees with other designees. The Reporting Persons may at any time reconsider and change their plans or proposals relating to any of the foregoing.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

(a)-(b): Upon the conversion of the 30,670,422 shares of Class B Common Stock held by HEIC, HEIC and HCC would collectively own 83,885,502 shares of Common Stock, which would comprise 80.1% of the shares of Class A Common Stock that would be outstanding. HEIC directly owns 83,817,071 of such shares, and HEIC shares dispositive and voting power over such shares with Hallmark Cards, H.A., Inc., HCC, Hallmark Entertainment Holdings, Liberty Crown, VISN and J.P. Morgan Partners. HCC directly owns 68,431 of such shares, and HCC shares dispositive and voting power over such shares with Hallmark Cards and H.A., Inc.

Hallmark Cards, H.A., Inc. and Hallmark Entertainment Holdings directly own no shares of Common Stock but share dispositive and voting power over shares of Common Stock, as described above.

Hallmark Cards, H.A., Inc., HCC, Hallmark Entertainment Holdings, HEIC, Liberty Crown, VISN and J.P. Morgan Partners may be deemed to have formed a group in connection with the execution of the HEIC Contribution Agreement and the consummation of the transactions contemplated thereunder. Pursuant to Rule 13d-5(b)(1), each member of the group is deemed to beneficially own all shares of Common Stock held by each member of the group. According to the Issuer’s Annual Report on Form 10-K/A filed on April 30, 2009 and excluding the shares of Class A Common Stock contributed to HEIC pursuant to the Contribution Agreement, VISN and J.P. Morgan Partners beneficially own 4,357,066 and 14,190 shares of Class A Common Stock respectively. Consequently, assuming conversion of all outstanding shares of Class B Common Stock, each Reporting Person is deemed to beneficially own 88,256,758 shares of Class A Common Stock or 84.2% of the shares of Class A Common Stock. However, each Reporting Person hereby disclaims beneficial ownership with respect to shares of Common Stock directly beneficially owned by each of VISN and J.P. Morgan Partners.

The information requested by (a)-(b) of this Item 5 for each director and executive officer of Hallmark Cards, H.A., Inc., HCC, Hallmark Entertainment Holdings, and HEIC is set forth in Schedule II hereto and is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Amended and Restated Waiver and Standby Purchase Agreement. Hallmark Cards and HCC are parties to that certain Amended and Restated Waiver and Standby Purchase Agreement, dated as of March 10, 2008 (as amended, the “Waiver Agreement”), by and among Hallmark Cards, HCC, and Crown Media Holdings, Inc., Crown Media United States, LLC, and the subsidiaries of Crown Holdings listed as guarantors on that certain Credit, Security, Guaranty and Pledge Agreement, dated as of August 31, 2001, among Crown Media Holdings, Inc., its subsidiaries named therein and JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank), as administrative agent (as amended, “Credit Facility”).

Guarantee Agreement. Hallmark Cards executed a Guarantee Agreement, dated as of March 2, 2009 (the “Guarantee Agreement”), in favor of JP Morgan Chase Bank, N.A. as administrative agent under the Credit Facility, and the lenders named in the Credit Facility from time to time (the “Lenders”).

2001 Promissory Note. Crown Media Holdings, Inc., Crown Media International, Inc. and Crown Media United States, LLC (collectively, the “Company”) executed a Promissory Note, dated as of December 14, 2001 (the “2001 Promissory Note”), in favor of HCC. Pursuant to this note, the Company was obligated to pay a commitment fee of 1.5% of the initial maximum amount of the note, which fee was paid by issuing common stock valued at the average closing price of the common stock for the 15 trading days prior to the date the fee was due. HCC received 123,831 shares in December 2002, which HCC contributed to Hallmark Entertainment Holdings and then Hallmark Entertainment Holdings contributed to HEIC. In September 2003, HCC received 68,431 shares which it retained.

10.25% Senior Unsecured Discount Note. Crown Media Holdings, Inc. issued a 10.25% Senior Unsecured Discount Note, dated as of August 5, 2003 (the “Senior Discount Note”), payable to HCC.

2005 Promissory Note. Crown Media United States, LLC executed a Promissory Note, dated as of October 1, 2005 (the “2005 Promissory Note”), in favor of HCC (formerly payable to Hallmark Entertainment Holdings, Inc.).

2006 Promissory Note. Crown Media Holdings, Inc. executed a Promissory Note, dated as of March 21, 2006 (the “2006 Promissory Note”), in favor of HCC.

2007 Promissory Note. Crown Media Holdings, Inc. executed a Promissory Note, dated as of July 27, 2007 (the “2007 Promissory Note”), in favor of Hallmark Cards.

The terms of the Waiver Agreement, the Guarantee Agreement, the 2001 Promissory Note, the Senior Discount Note, the 2005 Promissory Note, the 2006 Promissory Note, and the 2007 Promissory Note are described in Item 7 - “Bank Credit Facility and Hallmark Notes” - to the Annual Report on Form 10-K of Crown Media Holdings, Inc., dated as of March 5, 2009, which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(1)          Recapitalization Proposal letter from HCC to the board of directors of the Issuer, dated May 28, 2009.

(2)          Guarantee Agreement, dated March 2, 2009, by Hallmark Cards in favor of JPMorgan Chase Bank, N.A. and the Lenders (previously filed as Exhibit 10.27 to the Annual Report on Form 10-K of Crown Media Holdings, Inc., Commission File No. 000-30700 filed on March 5, 2009, and incorporated herein by reference).

(3)          Joint Filing Agreement, dated May 28, 2009, by and among Hallmark Cards, H.A., Inc., HCC, Hallmark Entertainment Holdings and HEIC.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2009	HALLMARK CARDS, INCORPORATED

	By:	/s/ Timothy Griffith
Name: Timothy Griffith
Title: Executive Vice President-Chief Financial Officer

Dated: May 28, 2009	H.A., INC.

	By:	/s/ Dwight C. Arn
Name: Dwight C. Arn
Title: Vice President

Dated: May 28, 2009	H C CROWN CORP.

	By:	/s/ Dwight C. Arn
Name: Dwight C. Arn
Title: Vice President

Dated: May 28, 2009	HALLMARK ENTERTAINMENT HOLDINGS, INC.

	By:	/s/ Timothy Griffith
Name: Timothy Griffith
Title: President

Dated: May 28, 2009	HALLMARK ENTERTAINMENT INVESTMENTS CO.

	By:	/s/ Brian E. Gardner
Name: Brian E. Gardner
Title: President

SCHEDULE I

The name and present principal occupation of each of the directors and executive officers of Hallmark Cards, Incorporated, H.A., Inc., H C Crown Corp., Hallmark Entertainment Holdings, Inc., and Hallmark Entertainment Investments Co. are set forth below. The business address for each of the directors and executive officers of Hallmark Cards, Incorporated, Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments Co. is c/o Hallmark Cards, Incorporated, 2501 McGee, Kansas City, Missouri 64108.  The business address for each of the directors and executive officers of H C Crown Corp. is c/o H C Crown Corp., 103 Foulk Road, Suite 214, Wilmington, Delaware 19803.  The business address for each of the directors and executive officers of H.A., Inc. is c/o H.A., Inc., 103 Foulk Road, Suite 214, Wilmington, Delaware 19803.  All the directors and executive officers listed on this Schedule I are United States citizens.

HALLMARK CARDS, INCORPORATED

NAME	TITLE AND OCCUPATION

Herman Cain	Director; President and Chief Executive Officer of T.H.E. New Voice, Inc.
Nancye L. Green	Director; Chief Executive Officer of Waterworks, Inc.
Frederick B. Hegi, Jr.	Director; Chairman of the Board of United Stationers, Inc.
Timothy B. Smucker	Director; Chairman and Co-Chief Executive Officer of The J.M. Smucker Company
Donald J. Hall	Chairman of the Board of Hallmark Cards, Incorporated
Donald J. Hall, Jr.	Director; Vice Chairman, President and Chief Executive Officer of Hallmark Cards, Incorporated
James E. Boike	President-Retail of Hallmark Cards, Incorporated
David E. Hall	Director; President-Personal Expression Group of Hallmark Cards, Incorporated
Timothy Griffith	Executive Vice President-Chief Financial Officer of Hallmark Cards, Incorporated
Brian E. Gardner	Executive Vice President-General Counsel of Hallmark Cards, Incorporated
William P. Lucas	Executive Vice President-Real Estate of Hallmark Cards, Incorporated
Terri Ann Drake-Cox	Senior Vice President-Creative Product Development of Hallmark Cards, Incorporated
Steve Hawn	Senior Vice President-General Manager-Greetings of Hallmark Cards, Incorporated
Steve Doyal	Senior Vice President-Public Affairs and Communications of Hallmark Cards, Incorporated
Lisa Macpherson	Senior Vice President-Chief Merchandising Officer of Hallmark Cards, Incorporated
Steve Paoletti	Senior Vice President-Customer Development of Hallmark Cards, Incorporated
John Sullivan	Senior Vice President-General Manager-Party/Giftwrap of Hallmark Cards, Incorporated
Ellen Junger	Senior Vice President-Marketing of Hallmark Cards, Incorporated
Robert C. Bloss	Senior Vice President-Human Resources of Hallmark Cards, Incorporated
Michael W. Goodwin	Senior Vice President-Information Technology of Hallmark Cards, Incorporated
Margaret Keating	Group Vice President-Operations of Hallmark Cards, Incorporated
Leroy Burney	Vice President-Business Transformation of Hallmark Cards, Incorporated
Daniel S. Krouse	Operations Vice President-Logistics Solutions of Hallmark Cards, Incorporated

H.A., INC.

NAME	TITLE AND OCCUPATION

Jared P. Gudehus	Director and Vice President; Corporate Accounting and Reporting Director of Hallmark Cards, Incorporated
Kari Johnson	Director and Vice President, Controller
Douglas K. Judd	Director and President; Finance Manager III of Hallmark Cards, Incorporated
Jody Parks	Director and Vice President, Treasurer; Finance Manager I of Hallmark Cards, Incorporated
Karen Severino	Director and Vice President
Dwight C. Arn	Vice President, Assistant Secretary

H C CROWN CORP.

NAME	TITLE AND OCCUPATION

Jared P. Gudehus	Director and Vice President; Corporate Accounting and Reporting Director of Hallmark Cards, Incorporated
Kari Johnson	Director and Vice President, Controller
Douglas K. Judd	Director and President; Finance Manager III of Hallmark Cards, Incorporated
Jody Parks	Director and Vice President, Treasurer; Finance Manager I of Hallmark Cards, Incorporated
Karen Severino	Director and Vice President
Dwight C. Arn	Vice President, Assistant Secretary

HALLMARK ENTERTAINMENT HOLDINGS, INC.

NAME	TITLE AND OCCUPATION

Donald J. Hall, Jr.	Director; Vice Chairman, President and Chief Executive Officer of Hallmark Cards, Incorporated
Timothy Griffith	Director and President; Executive Vice President and Chief Financial Officer of Hallmark Cards, Incorporated
Brian E. Gardner	Director and Vice President, Secretary; Executive Vice President-General Counsel of Hallmark Cards, Incorporated

HALLMARK ENTERTAINMENT INVESTMENTS CO.

NAME	TITLE AND OCCUPATION

Dwight C. Arn	Director; Associate General Counsel of Hallmark Cards, Incorporated
Glenn Curtis	Director; Executive Vice President and Chief Financial Officer of Starz, LLC
Brian E. Gardner	Director and President, Secretary; Executive Vice President-General Counsel of Hallmark Cards, Incorporated
Donald J. Hall, Jr.	Director; Vice Chairman, President and Chief Executive Officer of Hallmark Cards, Incorporated
David E. Hall	Director; President-Personal Expression Group of Hallmark Cards, Incorporated
Irvine O. Hockaday, Jr.	Director; former President and Chief Executive Officer of Hallmark Cards, Incorporated
Brad Moore	Director; President-Hallmark Hall of Fame Productions, Inc.
Deanne R. Stedem	Director; Associate General Counsel of Hallmark Cards, Incorporated

SCHEDULE II

To the knowledge of the Reporting Persons, listed below are the names of the executive officers and directors who beneficially own Common Stock, along with the number of shares each such person beneficially owns.  To the knowledge of the Reporting Persons, the persons listed below are the only persons on Schedule I who beneficially own Common Stock.  To the knowledge of the Reporting Persons except as noted below, (a) each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those shares of Common Stock beneficially owned by such person and (b) each person beneficially owns shares of Common Stock representing less than 1% of the Class A Common Stock outstanding.

	Class A	Class B
Name	Common Stock	Common Stock

Steve Doyal	1,500
David E. Hall (1)	57,588,836	30,670,422
Donald J. Hall, Jr.(1)	57,588,836	30,670,422
Irvine O. Hockaday, Jr.(2)	40,795
Deanne R. Stedem	1,000

(1) Donald J. Hall, Jr. and David E. Hall each may be deemed to be a beneficial owner of the shares beneficially owned by Hallmark Entertainment Investments Co. because each is a co-trustee of a voting trust which controls all of the voting securities of Hallmark Cards, Incorporated and each is a director and an officer of Hallmark Cards, Incorporated.  Each disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2) Includes 4,098 shares of underlying Class A Common Stock options that have vested.